UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:      333-165972

(Check One):    ☐ Form 10-K      ☐ Form 20-F      ☐ Form 11-K     ☒ Form 10-Q     ☐ Form 10-D      ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended: March 31, 2019

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

BOXSCORE BRANDS, INC.

Full Name of Registrant

Former Name if Applicable

3675 West Teco Avenue, Suite 8

Las Vegas, Nevada

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant cannot file its Quarterly Report on Form 10-Q for the period ended March 31, 2019 within the prescribed time period because of delays in compiling the information for the preparation of the financial statements for the Form 10-Q, which could not be eliminated without unreasonable effort or expense.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael Flanagan	(855) 558-8363
(name)	(phone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s): Annual Report on Form 10-K for the year ended December 31, 2018

☐ Yes          ☒ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes          ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 15, 2019, BoxScore Brands, Inc. sold a major source of revenue for $350,000

BOXSCORE BRANDS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized

Date: May 15, 2019	By:	/s/ Michael P. Flanagan
Michael P. Flanagan
President and Chief Executive Officer

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